UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Period May 22, 2019 to December 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ______ to ______
Commission file number: 001-38854

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KONTOOR BRANDS 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, North Carolina 27401

KONTOOR BRANDS 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Kontoor Brands 401(k) Savings Plan
Greensboro, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Kontoor Brands 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and the related statement of changes in net assets available for benefits for the period from May 22, 2019 to December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the period from May 22, 2019 to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule H, line 4a- schedule of delinquent participant contributions for the period ended December 31, 2019 and schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
Plan Adoption

As discussed in Note 1 to the financial statements, the Plan was established on May 22, 2019.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2020.
Charlotte, North Carolina
June 22, 2020

KONTOOR BRANDS 401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019
ASSETS
Investments, at fair value (Note 6)	$236,420,120
Notes receivable from participants	5,079,621
Net assets available for benefits	$241,499,741
The accompanying notes are an integral part of these financial statements.

KONTOOR BRANDS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Period May 22, 2019 to December 31, 2019
Additions to net assets
Net investment income
Interest and dividends	$1,173,738
Net appreciation in the fair value of investments	24,550,023
Total net investment income	25,723,761
Interest income on notes receivable from participants	164,025
Contributions
Participant contributions	6,858,909
Employer contributions	5,057,708
Rollovers	1,207,368
Total contributions	13,123,985
Total additions	39,011,771
Deductions from net assets
Benefits paid to participants	(9,928,025)
Administrative expenses	(107,468)
Total deductions	(10,035,493)
Net increase in net assets	28,976,278
Transfer in (Note 1)	212,523,463
Net assets available for benefits:
Beginning of period (Note 1)	—
End of period	$241,499,741
The accompanying notes are an integral part of these financial statements.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Kontoor Brands 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Plan Adoption
On May 22, 2019, VF Corporation ("VF" or "former parent") completed the spin-off of its Jeanswear business (the "Separation"), which included the Wrangler®, Lee® and Rock & Republic® brands, as well as the VF OutletTM business. The Separation was effected through a pro-rata distribution to VF shareholders of one share of Kontoor Brands, Inc. (the "Company" or "Kontoor") Common Stock for every seven shares of VF Corporation Common Stock held on the record date of May 10, 2019. Kontoor began to trade as a standalone public company (NYSE: KTB) on the Separation date of May 23, 2019. Prior to the Separation, certain Company employees participated in the VF 401K Savings Plan. In connection with the Separation, the Company adopted the Plan on May 22, 2019 and all net assets in participant accounts for employees that transferred from VF to the Company were transferred from the VF 401K Savings Plan to the Plan. Total transfers in from the VF 401K Savings Plan were $212,523,463, which included investment balances of $207,459,584 as well as $5,063,879 of active loan balances accompanied by applicable security.
General
The Plan, which is sponsored by the Company, is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of Kontoor and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator is the Kontoor Brands, Inc. Retirement Plans Committee (the “Committee” or "Plan Administrator").
Eligibility
Employees who transferred from the VF 401K Savings Plan were eligible to make contributions and participate in the Company's contribution matching program upon adoption of the Plan. During the Plan period ended December 31, 2019, new employees of the Company became eligible to participate after the later of three consecutive months or at least 250 hours of service.
Contributions
Participants may elect to contribute between 1% and 50% of their annual compensation on a pre-tax or Roth 401(k) basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan period are eligible to make catch-up contributions up to 65% of their annual compensation, as defined by the Plan, subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. The Company matches 100% of the first 6% of eligible compensation that a participant contributes to the Plan ("safe harbor matching contributions").
The Plan includes an automatic enrollment feature known as an Eligible Automatic Contribution Arrangement (“EACA”). Under the Plan’s EACA provisions, if eligible employees do not elect to make pre-tax salary deferrals or Roth contributions or elect to opt out of EACA, the Plan will automatically withhold 2% of the participant's eligible earnings from each pay period and contribute that amount to the Plan as a pre-tax salary deferral contribution.
Participant Accounts
Individual accounts are maintained by the Plan’s record-keeper for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s safe harbor matching contributions, and an allocation of investment funds’ earnings. In addition, each participant's account is charged with an allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
Investment Options
Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund, the Kontoor Brands, Inc. Common Stock fund, the VF Corporation Common Stock fund and various other mutual funds and exchange-traded funds available through a self-directed brokerage account. The VF Corporation Common Stock fund was frozen as an investment option for new elections upon Plan adoption and was originally planned to be liquidated from all accounts approximately 12 months from the Separation date. Effective March 23, 2020, this 12-month period was extended to approximately 18 months as discussed in Note 8 to the Plan's financial statements. The terms of the Plan also contain Employee Stock Ownership Plan (“ESOP”) features that were frozen as an investment option for new elections upon Plan adoption. As part of the ESOP terms for transferred participant accounts, participants could have dividends from the Kontoor Brands, Inc. Common Stock fund and VF Corporation Common Stock fund paid to them outside of the Plan in cash instead of being reinvested in their Plan account. There are no current contributions being made to the ESOP accounts of the Plan.
If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.
Payment of Benefits
Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $5,000 following termination of employment with i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; or ii) a direct payment to the participant of any mandatory distributions less than $1,000. Subject to certain limitations, in-service hardship withdrawals are permitted on demonstration of financial hardship, and in-service withdrawals of all fully vested balances are available for distribution after the participant reaches the age of 59 ½.
Forfeitures
Forfeitures can be used to pay Plan expenses or to reduce safe harbor matching contributions. No forfeitures were used to pay Plan expenses during the 2019 Plan period.
Notes Receivable from Participants
Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their participant contribution and rollover account balances. Notes receivable are collateralized by the participant's vested account balance. Participants are charged interest at the Reuters prime rate plus one percent, based on the rate in effect on the first business day of the month in which funds are borrowed; and the interest rate is fixed for the term of the loan. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. At December 31, 2019, loan interest rates on new and transferred participant loans ranged from 3.25% to 8.25%.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 to the Plan's financial statements for additional information on fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net appreciation in the fair value of investments includes realized gains (losses) from investments that were purchased and sold during the period as well as the net change in unrealized gains (losses) on investments held at period end.
Contributions
Participants' contributions and the Company's safe harbor matching contributions are recorded in the period that the related payroll deductions are made.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. Based on evaluation of current and expected conditions, no allowance for credit losses has been recorded as of December 31, 2019.
Payment of Benefits
Benefits paid to participants are recorded upon distribution.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or Kontoor, as provided by the Plan document. Expenses paid by Kontoor are excluded from these financial statements. Certain administrative functions of the Plan are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) and investment advisory fees are charged directly to the participant’s account. Investment management fees are recorded within net appreciation in the fair value of investments in the statement of changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Recently Issued Accounting Pronouncement
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement," which modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. This guidance is effective for the Plan beginning in 2020. The Company has evaluated all applicable requirements and determined that the adoption of this guidance will not have a significant impact on the Plan's financial statements or disclosures.

NOTE 3 — TAX STATUS
The Plan has requested a determination letter from the IRS. Although a response has not been received, the Plan Administrator believes that the Plan has been designed and is currently operating in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt as of the financial statement date.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements as of December 31, 2019.The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 — RISKS AND UNCERTAINTIES
The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in Kontoor Brands, Inc. Common Stock, VF Corporation Common Stock, self-directed brokerage accounts and a separately managed fixed income fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 5 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The following are transactions considered exempt party-in-interest transactions:
Certain plan investments are managed by Fidelity, who is the trustee as defined by the Plan. During the 2019 Plan period, total fees paid by the Plan directly to Fidelity for administrative services were $67,452 and total fees paid by the Plan to investment advisors were $40,016.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
Additionally, notes receivable from participants qualify as exempt party-in-interest transactions. The Plan also invests in Kontoor Brands, Inc. Common Stock and VF Corporation Common Stock; therefore, transactions in these securities qualify as exempt party-in-interest transactions.
Delinquent participant contributions represent non-exempt party-in-interest transactions. Plan management identified certain instances of delinquent participant contributions related to 2019. The delinquent participant contributions of $16,481 were deposited into the Plan in 2019.

NOTE 6 — FAIR VALUE MEASUREMENTS
Accounting standards provide a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. Categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:
•Level 1 — Quoted prices for identical assets or liabilities in active markets accessible by the Plan.
•Level 2 — Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.
•Level 3 — Prices or valuation techniques that require significant unobservable data inputs.
Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value.
Mutual funds – Mutual funds represent investments with various investment managers. The mutual funds are valued at the daily closing net asset value ("NAV") per share as reported by the fund. Mutual funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective investment trusts – These funds are valued at the NAV per share of the individual collective trusts included in each respective fund, which is based on the fair value of the underlying net assets. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded. The short-term investments are mutual funds valued as noted above.
Separately managed fixed income fund – The separately managed account is a fixed income fund specifically designed for the participants of the Plan. The Plan owns units in the underlying investments of the fund, which consist of U.S. Treasury and government agency securities and short-term investments. U.S. Treasury securities are valued at the closing price reported in the active market in which the securities are traded. Other U.S. government and related agency securities are valued using pricing models that maximize the use of observable inputs for similar securities with similar credit ratings (Level 2). The short-term investments are valued at fair value based on their outstanding balances.
Kontoor Brands, Inc. Common Stock fund – This is a unitized fund which invests in Kontoor Brands, Inc. Common Stock and short-term investments. The Plan owns units in the underlying investments of the fund. The Kontoor Brands, Inc. Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are mutual funds valued as noted above.
VF Corporation Common Stock fund – This is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Plan owns units in the underlying investments of the fund. The VF Corporation Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are mutual funds valued as noted above.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Notes to Financial Statements
The following table presents the underlying investments in the Plan as of December 31, 2019:

	Total	Fair Value Measurements
	Investments	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$12,627,107	$12,627,107	$—	$—
Self-directed brokerage accounts	11,922,478	11,922,478	—	—
Separately managed fixed income fund	6,156,939	3,100,964	3,055,975	—
Kontoor Brands, Inc. Common Stock fund	3,767,511	3,767,511	—	—
VF Corporation Common Stock fund	35,372,738	35,372,738	—	—
Total Plan investments in the fair value hierarchy	$69,846,773	$66,790,798	$3,055,975	$—

Investments measured at net asset value
Collective investment trusts (a)	166,573,347
Total Plan investments	$236,420,120

(a)	Participant transactions (purchases and sales) may occur daily. Redemptions for collective investment trusts are permitted with no other restrictions or notice periods, and there are no unfunded commitments.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. The Plan did not transfer any assets or liabilities among the levels of the fair value hierarchy during the Plan period ended December 31, 2019.

NOTE 7 — PLAN TERMINATION
Kontoor has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time subject to the Plan provisions of applicable law. In the event of plan termination, participants will remain 100% vested in their accounts.

NOTE 8 — SUBSEQUENT EVENTS
Effective January 1, 2020, the Plan was amended to allow each eligible employee of the Company to become a participant in the Plan as of the first day of the month following the date the participant is hired.
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Kontoor Brands, Inc. Common Stock, VF Corporation Common Stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.
Effective March 23, 2020, the Plan was amended to: (i) suspend the Company's safe harbor matching contributions to the Plan and (ii) extend the period for which the VF Corporation Common Stock and ESOP funds will be available as investment options under the Plan from approximately 12 months to approximately 18 months from May 22, 2019.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress. Plan management evaluated the impact of the CARES Act on the Plan and, effective April 1, 2020, the Plan was amended to: (i) allow a participant or former participant who is a qualified individual ("qualified participant") to request a coronavirus-related distribution from their account and (ii) suspend required minimum distributions for 2020.
Effective May 1, 2020, certain investment options were removed and replaced with similar investment options. All existing balances or investment elections were mapped and transferred to the corresponding new investment options at the time of removal. New investment options in mutual funds and collective investment trusts were added as well.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Employer Identification Number: 83-2680248
Plan Number: 001
Period Ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Are participant loan repayments included	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2019 Plan period	No	$16,481.24	$—	$—	$—

KONTOOR BRANDS 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 83-2680248
Plan Number: 001
December 31, 2019

(a) (b)	(c)	(d) (e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$4,728,245
Vanguard	Vanguard Federal Money Market Fund	7,898,862
		$12,627,107
	Collective investment trusts:
Blackrock	Blackrock MSCI ACWI ex-U.S. Index	$15,191,759
Blackrock	Blackrock Equity Index Non-Lendable Fund	40,970,855
Blackrock	Blackrock Russell 2500 Index Non-Lendable Fund	15,085,157
Blackrock	Blackrock Strategic Completion Non-Lendable Fund	2,656,260
Blackrock	Blackrock U.S. Debt Index Non-Lendable Fund M	6,950,668
JP Morgan	JP Morgan Blend Income Fund C	1,073,996
JP Morgan	JP Morgan Retirement 2020 Fund	8,414,611
JP Morgan	JP Morgan Retirement 2025 Fund	18,440,005
JP Morgan	JP Morgan Retirement 2030 Fund	20,373,075
JP Morgan	JP Morgan Retirement 2035 Fund	10,042,188
JP Morgan	JP Morgan Retirement 2040 Fund	13,209,445
JP Morgan	JP Morgan Retirement 2045 Fund	6,605,669
JP Morgan	JP Morgan Retirement 2050 Fund	4,700,241
JP Morgan	JP Morgan Retirement 2055 Fund	2,201,825
JP Morgan	JP Morgan Retirement 2060 Fund	657,593
		$166,573,347
	Self-directed brokerage accounts:
*Fidelity National Financial Services	Self-directed brokerage account investment	$11,922,478

	Separately managed fixed income fund:
FHLMC	FEDERAL HOME LN MTG CORP 2.0% 10/15/2021	$3,617
FHLMC	FEDERAL HOME LN MTG CORP MULTICLASS MTG 2.5% 07/15/2024	192
FHLMC	FEDERAL HOME LN MTG MLT CTF GT 1.75% 11/15/2029	21,797
FHLMC	FEDERAL HOME LN MTG MLT CTF GT 2.183% 05/25/2022	127,056
FHLMC	FEDERAL HOME LN MTG MLT CTF GT 2.5% 11/15/2038	19,089
FHLMC	FEDERAL HOME LN MTG MLT CTF GT 2.53% 12/25/2021	99,912
FHLMC	FEDERAL HOME LN MTG MLT CTF GT 3% 11/15/2026	206,187
FHLMC	FHLG 15YR 2% 04/01/2023#J23364	148,721
FHLMC	FHLG 5YR 2.32% 12/01/2021#WA1605	79,016
FHLMC	FHMS KF15 A 1ML+67 02/25/2023	31,709
FHLMC	FREDDIE MAC 2.0% 07/15/2022	4,902
FNMA	FANNIE MAE 2% 08/25/2020	12
FNMA	FEDERAL NAT MTG ASN GTD REM PA 1.35% 10/25/2027	70,573
FNMA	FEDERAL NAT MTG ASN GTD REM PA 2.428% 01/25/2026	37,395
FNMA	FEDERAL NAT MTG ASN GTD REM PA 2.5% 06/25/2020	573
FNMA	FEDERAL NAT MTG ASN GTD REM PA 3.0% 12/25/2025	311
FNMA	FEDERAL NAT MTG ASN GTD REM PA 3.643% 07/25/2021	138,021
FNMA	FNMA 10YR 2% 09/01/2023#MA1585	25,739
FNMA	FNMA 10YR 2.759% 04/01/2022#AL1692	77,626
FNMA	FNMA 7YR 4.535% 01/01/2021#AL2793	41,799
FNMA	FNR 2010-135 HA 2% 01/21	1,095
FNMA	FNR 2015-55 JA 2% 07/25/25	24,430

(a) (b)	(c)	(d) (e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
GNMA	GNII 15YR 5.00% 5/20 #003707	142
GNMA	GNII 15YR 5.5% 03/20/2020#003686	260
GNMA	GNII 15YR 5.5% 03/20/2023#004092	10,359
GNMA	GNII ARM 1.625% 04/20/26#008848	632
GNMA	GNII ARM 1.625% 05/20/2023#008200	205
GNMA	GNII ARM 1.625% 08/20/2021#008821	42
GNMA	GNII ARM 1.625% 09/20/2023#008279	279
GNMA	GNII ARM 1.625% 09/20/34#081054	1,041
GNMA	GNII ARM 1/24 #008351	950
GNMA	GNII ARM 11/24 #008542	292
GNMA	GNII ARM 2% 01/20/2023#008132	135
GNMA	GNII ARM 2% 05/20/2022#008980	225
GNMA	GNII ARM 2% 09/20/2022#008046	286
GNMA	GNII ARM 2.125% 09/20/21#008840	147
GNMA	GNII ARM 2.125% 12/20/2021#008886	128
GNMA	GNII ARM 3.12% 11/21 #008869	181
GNMA	GNII ARM 3.37% 1/23 #008123	644
GNMA	GNII ARM 3.37% 1/26 #008788	267
GNMA	GNII ARM 3.37% 4/22 #008952	234
GNMA	GNII ARM 3.37% 5/23 #008191	319
GNMA	GNII ARM 6.00% 9/25 #008699	655
GNMA	GNMA 30YR 2.99% 04/15/2020#734998	8,556
GNMA	GOVERNMENT NAT MTG AS REMIC PT 2% 04/16/2026	156,641
GNMA	GOVERNMENT NAT MTG AS REMIC PT 2% 11/20/2037	439,411
GNMA	GOVERNMENT NAT MTG AS REMIC PT 2.25% 11/16/2039	109,195
GNMA	GOVERNMENT NAT MTG AS REMIC PT 2.5% 11/20/2038	599,717
GNMA	GOVERNMENT NAT MTG AS REMIC PT 2011-68 2.5% 08/16/2039	346,403
GNMA	GOVERNMENT NATL MTG ASN MLFY 2012-72 AB 2.029% 02/16/2046	62,373
GNMA	GOVERNMENT NATL MTG ASN MLFY R 2.337% 10/16/2040	63,191
NCUA	NGN 2010-A1 A 1ML+35 12/7/20	93,293
US Treasury	UST NOTES 1.5% 08/15/2022	1,873,956
US Treasury	UST NOTES 2% 01/15/2021	390,341
US Treasury	UST NOTES 2.625% 05/15/2021	507,531
US Treasury	UST NOTES 2.75% 09/15/2021	116,736
BBH	BBH STIF FUND	212,400
		$6,156,939
	Cash and equivalents:
*Fidelity National Financial Services	FMTC Institutional Cash US Govt Fund	$92,808

	Common stock:
*Kontoor Brands, Inc.	Kontoor Brands, Inc. Common Stock	$3,677,769
*VF Corporation	VF Corporation Common Stock	35,369,672
		$39,047,441
	Participant loans:
*Participants	Participant loans - rates 3.25% - 8.25%	$5,079,621

		$241,499,741

* Party-in-Interest to the Plan
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kontoor Brands, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kontoor Brands 401(k) Savings Plan

Date:	June 22, 2020	By:	/s/ Scott Shoener
Scott Shoener
Executive Vice President, Chief Human Resources Officer and Corporate Communications